UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                            Form 6-K


                 REPORT OF FOREIGN PRIVATE ISSUER

                 PURSUANT TO RULE 13a-16 or 15d-16

              UNDER THE SECURITIES EXCHANGE ACT OF 1934


Commission File Number: 333-147086-01


                         TONGXIN INTERNATIONAL LTD.
_____________________________________________________________________
              (Translation of Registrant's Name into English)



                          199 Pierce Street,Suite 202

                           Birmingham, Michigan 48009
_____________________________________________________________________
                     (Address of Principal Executive Office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

-----------------------------------------------------------------------------

This form 6-K consists of the following exhibits attahced hereto:

1. Press release dated September 16, 2008, relating to Tongxin International Ltd. Filed September 16, 2008 for the second quarter and first six months financial results ended June 30, 2008


-----------------------------------------------------------------------------
                                    Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TONGXIN INTERNATIONAL LTD.
                                       ----------------------------------
                                       (Registrant)



                                   By: /s/ Rudy Wilson
                                       -----------------------------
                                       Name:  Rudy Wilson
                                       Title: Chairman of the Board
                                              and Chief Executive Officer

                                       /s/ William Zielke
                                       -----------------------------
                                       Name: Willam Zielke
                                       Title: Acting Chief Financial Officer

Date: September 16, 2008


============================================================================
                                  EXHIBIT

Exhibit Number         Description

1. Press release dated September 16, 2008, relating to Tongxin International Ltd. Filed September 16, 2008 for the second quarter financial results Ended June 30, 2008.

============================================================================

NEW YORK and CHANGSHA, China, September 15th, 2008 Xinhua-PRNewswire-
FirstCall

- Tongxin International Ltd.("Tongxin")("Company")(NASDAQ:TXIC-News) a manufacturer of engineered commercial vehicle body structures ("EVBS"), SUV passenger vehicle bodies and stamped body parts for the Chinese commercial vehicle market, today announced the Company's second quarter financial results ended June 30th, 2008.

- Second quarter revenues increased 23.9% to $23.2 million vs. Q2 2007
- Second quarter net income increased 8.4% to $2.5 million vs. Q2 2007
- First six months revenues increased 30.1% to $53.5 million and net income increased 25.0% to $6.3 million on year-over-year basis
- Six-month EPS rose 23.6% over same period last year to $0.49, on 13.1 million weighted average shares outstanding

"We are pleased with our second quarter and year to date results. As a result of our teams' ability to closely monitor the effects of restricted customer operations and reductions in output as a result of lack of availability of engines and related hardware to meet new Euro III truck emission requirements and the Beijing Olympics, we were able to still report a measurable increase in our second quarter earnings." stated
Rudy Wilson, CEO of Tongxin International. "Our current quarter will also be affected by these measures as July, August and part of September was restricted periods in manufacturing during the Olympics and following Special Olympics late August and early September. We are on-track to meet our guidance for the year and anticipate that any slowdown in the third quarter will be offset by a strong fourth quarter."
Wilson concluded.

2008 Second Quarter Financial Results

Net revenues for the second quarter ended June 30, 2008 reached $23.2 million, an approximate $4.5 million or 23.9% increase over the same period of the prior year. The increase in revenue was due to the organic growth in sales and increased demand for painted and un-painted cabs. According to the National Board of Statistics in China (NSBC), year to date sales for commercial vehicles have outpaced passenger vehicles by 500 basis points, 22% and 17% respectively. Tongxin's growth has outpaced that of the market by 190-basis points. Currently 98% of Tongxin's production and sales are to commercial vehicle Original
Equipment Manufacturers (OEMs) in China.   The company maintains a
network of more than 130 customers throughout China which include some of the largest commercial vehicle OEMs in the PRC.

Cost of goods sold were $18.5 million yielding gross profits of $4.7 million in the second quarter 2008, slightly lower than that of the second quarter 2007, which was approximately $4.9 million. For the second quarter, gross profit margin decreased to 19.6% from 26.0% for the three months ended June 30, 2007. The decrease was directly attributed to higher costs in raw materials, specifically the 29% increase in cold-rolled steel since January 1, from which pricing
increases had yet to be fully passed on to customers.   While
Tongxin's customer contracts permit quarterly material pricing adjustments, sharp increases in raw materials during month to month periods can create short term margin fluctuations. Contract pricing for Tongxin customers has continuously been adjusted along with steel
cost increases.   As steel pricing stabilizes, the Company expects a
return to its standard 25% gross margin percentages.

Total operating expenses for the second quarter of 2008 were $1.2 million versus $1.0 million for the same period in 2007. Operating expenses as a percentage of revenues were 5.0% compared with 5.3% for the same period, 2007. Operating income and operating margin for the quarter were $3.5 million and 15.2%, versus $3.9 million and 20.8% in 2007.

Net income was $2.5 million, representing an increase of 8.4% from $2.3 million reported in the same period prior year. Corresponding net profit margins were 10.6% for the quarter which represented a 150-basis point decrease versus the same quarter, 2007. This small decrease was related to increases in raw material costs. The Company incurred $0.7 million in taxes during the second quarter at an effective tax rate of 22.1%. Calculated on the Treasury Method, earnings were $0.19 for the quarter based on 13.1 million shares outstanding. The share count for the quarter was calculated based on the treasury method. Based on
16.2 fully-diluted shares, EPS for the quarter is $0.15.

"China remains the largest producer of light, medium and heavy duty commercial vehicles and the largest exporter of commercial vehicles in the world. Compared to 40% in the US, approximately 90% of all commercial goods in China are shipped by truck. " stated Weiwu Peng, COO of Hunan Tongxin (HT), subsidiary of Tongxin International. "A combination of infrastructure projects including the building of more than 50,000 km of roads at a committed budget of $31 billion over the next four years and an estimated 31% increase in freight hauling for the same period will result in continued yearly growth for our company." Peng added.

Six Month Results

Revenue increased approximately 30.1% to $53.5 million for the six months ended June 30, 2008 as compared to $41.1 million for the same period last year. Operating expenses for the six months ended June 30, 2008 were $2.9 million compared to $2.5 million for the same period in 2007. Operating expenses as a percentage of revenues are 5.5% for the six months ended June 30, 2008 compared to 6.1% for the first six months of 2007.Operating income for the six months ended June 30, 2008 was $9.3 million, an increase of 9.6% compared to $8.5 million for the six months ended June 30, 2007.

Net income is $6.3 million for the six months ended June 30, 2008, an increase of $1.3 million, or approximately 25.0% compared to same period last year. Earnings per diluted share were $0.49 based on 13.1 million shares calculated by the treasury method, or $0.38 on a fully diluted basis. Treasury method calculation for the period ended June 30th was based on an $8.20 share price at the close of trading.

Balance Sheet and Cash Flow Discussion

As of June 30, 2008, Tongxin International had approximately $16.0
million in cash and cash equivalents.   The company maintained a
current ratio of 1.02 to 1 and $32.6 million in accounts receivable on June 30, 2008. Stockholders' equity was $22.0 million on June 30, 2008,(has to be recalculated based on 13 million shares) representing an increase of 17.0% versus same period 2007.

The Company has approximately five million warrants with strike price of $5.00 and callable at $10.00. If exercised, warrants would yield $25.2 million in proceeds to the company.

Business Outlook

Based on its order bookings and accrued demand for the same time period, the Company anticipates a strong fourth quarter as its customer base completely resumes production. Additionally, the Company is completing USGAAP audit of Meihua Bus for which a framework agreement was signed on July 28th, 2008. Preliminary results for Meihua Bus indicate higher than expected revenues and net income for the 2008 year. Tongxin anticipates closing the Meihua acquisition before year end.

As part of TXI's strategy, the Company's management team has reviewed a number of complementary acquisitions. Each acquisition target is focused on the commercial vehicle sector in China. Management will provide further details when appropriate and the Company is committed to making an acquisition which will be accretive in the year completed.

Guidance

Tongxin International, Ltd. has provided $1.00 EPS guidance for 2008 based on $13 million net income in organic growth. The EPS figure will be calculated based on treasury method share count at year end, December 31st, 2008, which is estimated to be 13.1 million shares. Based on the fully diluted share count of 16.2 million shares, EPS would be $0.80.

Up Coming Events

The Company recently participated at the Susquehanna Conference in Beijing September 10-12th and is pleased to announce it has been invited to attend the Maxim Growth Conference in October of this year. Tongxin has also confirmed participation at additional investor conferences, including Rodman & Renshaw and the Roth China
Conference in November of this year.

On October 31st, the Company will attend a ceremony for its NASDAQ listing and ring the NASDAQ closing bell.

Conference Call

The Company will host a conference call on September 16th, 2008, at 9:00a.m, EDT. To attend the call, please use the dial information below. When prompted, ask for the "Tongxin International" and or be prepared to provide the conference ID.

Conference Line Dial-In (U.S.):  1 800-762-8779
International Dial-In:           + 1 480-629-9041
Conference ID:                   3919799
Webcast link:                    http://viavid.net/dce.aspx?sid=00005641

The conference call will take place at 9:00 a.m. ET on Tuesday September 16th, 2008.Interested participants should call 800-762-8779 when calling within the United States or +1 480-629-9041 when calling internationally. Please dial in at least 10-minutes before the call to ensure timely participation. A playback will be available through September 21st, 2008. To listen, please call 800-406-7325 within the United States or +1 303-590-3030 when calling internationally. Utilize the pass code 3919799 for the replay.


About TXI

Tongxin International Ltd., is the largest independent supplier of EVBS in China, is capable of providing EVBS for both the commercial truck and light vehicle market segments, in addition to designing, fabricating and testing dies used in the manufacturing process. EVBS consists of exterior body panels including doors, floor pans, hoods, side panels and fenders.


Forward Looking Statement

Statements contained in this press release, which are not historical fact, including the anticipated date of listing of the Class A Common Stock on the NASDAQ Global Market, constitute "Forward-Looking Statements." Actual results may differ materially due to numerous important factors that are described in Tongxin International's most recent report to the SEC on Form 6-K, which may be revised or supplemented in subsequent reports to the SEC. Such factors include, among others, the cost and timing of implementing restructuring actions, the Company's ability to generate cost savings or manufacturing efficiencies to offset or exceed contractually or competitively required price reductions or price reductions to obtain new business, conditions in the automotive industry, and certain global and regional economic conditions. Tongxin International does not intend or assume any obligation to update any forward-looking statement to reflect events or circumstances after the date of this press release.




CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, In US$, except number of share and per share data)


                                                    Three months ended             Six  months ended
                                                          June 30,                       June 30,
                                                   2007            2008            2007           2008
                                                ----------------------------   --------------------------
                                                (unaudited)    (unaudited)     (unaudited)    (unaudited)
Revenues                                        $ 18,719       $ 23,198        $ 41,100       $ 53,479
Cost of Goods Sold                                13,845         18,511          30,134         41,245
Gross Profit                                       4,874          4,687          10,966         12,234

Operating expenses:
Selling and                                          984          1,171           2,495          2,949
General and administrative

Other income, net                                                                    15            221

Profit before income taxes                         3,314          3,145           7,484          8,276
Income tax expense                                 1,051            694           2,446          1,977

Net Income                                         2,263          2,452           5,038*         6,299*

Net Income per share-basic                         0.202          0.219           0.465          0.575
Net Income per share-diluted                       0.173          0.187           0.398          0.492

Common Shares used in calculating basic
 net income per share**                           11,205,270   11,205,270       11,205,270      11,205,270
Common Shares used in calculating diluted
 (Treasury Method)
 net income per share ***                         13,101,250   13,101,250       13,101,250      13,101,250


* This net income figure is exclusive of roughly US$145,000 dollars in the period ended June 30, 2008 and US$ 173,000 dollars in the period ended June 30, 2007 in expected of one time transaction and closing costs associated with the trasnaction dates April 17, 2008 between Asia Automotive Acquistion Corproation and Hunan Tongxin. We add back the one-time transaction to this net income for calculating the EPS.

** Includes 7,649,000 Restricted common shares andd 3,556,270 Free float common shares.

*** Includes 5,031,250 warrants.


CONSOLIDATED BALANCE SHEETS (HIGHLIGHT ITEM)
(In thousands, In US$, except share data)

                                               June 30,2007       June 30,2008
                                              ----------------   ----------------
Assets
Current assets:
Cash and cash equivalents                     $   5,935            $  15,966
Accounts receivable, net                         26,443               32,579
Notes receivable                                  4,297                4,937
Inventories                                      12,645               18,225
Investment in marketable securities                   -                   73
Prepaid expenses                                  6,162                7,644
Deferred tax assets                               1,686                1,674
                                              ---------------     --------------
Total current assets                             57,168               81,098
                                              ---------------     --------------
Investments in non-consolidated
 subsidiaries and affiliates                        817                  907
Plant and equipment, net                         21,764               31,167
Land occupancy rights                             1,868                2,028
                                              ---------------     --------------
Total assets                                     81,617              115,200
                                              ---------------     --------------
Liabilities and shareholders' equity

Current liabilities:
Accounts payable                                 13,668               18,677
Accrued expenses and other liabilities            7,840               11,602
Income taxes payable                              7,610               17,975
Dividend payable                                  5,863                    -
Short-term loans                                 18,097               18,976
Short-term loans from shareholders                4,512                2,463

                                               ---------------    --------------
Totoal current liabilities                       57,590               69,693

Long-term loans                                   5,252                2,736
Long-term loans from shareholders                     -               10,476
Other                                                21                   24
                                               ---------------    --------------
Total liabilities                                62,863               82,929

Shareholders' equity:
Common stock (authorized, 39,000,000 shares
US$0.12 par value, issued and outstanding
11,205,270 shares)                                8,762                8,762

Reserve funds                                     1,994               13,059
Accumulated other comprehensive income            1,272                2,373
Retained earnings                                 6,726                8,077
                                               ---------------    --------------
Total shareholders' equity                       18,754               32,007
                                               ---------------    --------------
Total liabilities and shareholders' equity       81,617              115,200
                                               ---------------    --------------


CONTACT:
Tongxin International Limited
Investor Relations:
Hayden Communications
John Mattio
SVP, Hayden Communications International, Inc.
Phone number: 914-669-5340
john.mattio@hcinternational.net